

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019 U)

03 AUG 27 7:21

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia
Tel: 03 2 613833, 20323833 Fax: 03 21615304
Telex: MA 30022 Cable: Gentotel Kuala Lumpur

27 August 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL



03029560

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(i) Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the second quarter ended 30 June 2003.

(ii) Entitlement (Notice of Book Closure) - Interim Dividend.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dlw 8/27

Exemption No. 82-3229

Form Version 2.0

Financial Results

Ownership transfer to **RESORTS WORLD** on **27-08-2003 06:08:30 PM**
Submitted by **RESORTS WORLD** on **27-08-2003 06:44:48 PM**
Reference No **RW-030827-7B4C8**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended**	:	**30-06-2003**
*** Quarter**	:	○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
*** Financial Year End**	:	**31-12-2003**
*** The figures**	:	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:



RWB-Announcement.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30-06-2003**

		INDIVIDUAL QUARTER			
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER		
		30-06-2003	30-06-2002		
		(dd/mm/yyyy) RM'000	(dd/mm/yyyy) RM'000		
1	Revenue	[illegible]	[illegible]		
2	Profit/(loss) before tax	[illegible]	[illegible]		

Exemption No. 82-3229

3	Profit/(loss) after tax and minority interest	[illegible]	[illegible]		
4	Net profit/(loss) for the period	[illegible]	[illegible]		
5	Basic earnings/(loss) per share (sen)	[illegible]	[illegible]		
6	Dividend per share (sen)	[illegible]	[illegible]		
		AS AT END OF CURRENT QUARTER			
7	Net tangible assets per share (RM)		[illegible]		
Remarks :					

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER			
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER		
		30-06-2003 16	30-06-2002 16	16	16
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000		
1	Profit/(Loss) from operations	[illegible]	219,804		
2	Gross interest income	[illegible]	4,449		
3	Gross interest expense	[illegible]	22,886		

Note: The above information is for the Exchange internal use only.

Exemption No. 82-3229



RESORTS WORLD BHD

(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

SECOND QUARTERLY REPORT

Quarterly report on consolidated results for the financial period ended 30 June 2003. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2003

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter 30.6.2003 RM'000	Preceding year corresponding quarter 30.6.2002 RM'000	Current year-to-date 30.6.2003 RM'000	Preceding year corresponding period 30.6.2002 RM'000
Revenue	**614,186**	683,569	**1,304,966**	1,418,874
Cost of sales	**(394,961)**	(419,038)	**(808,030)**	(871,097)
Gross profit	**219,225**	264,531	**496,936**	547,777
Other income	**8,006**	6,800	**15,775**	10,618
Other expenses	**(40,447)**	(31,527)	**(112,196)**	(88,122)
Profit from operations	**186,784**	239,804	**400,515**	470,273
Finance cost	**(19,784)**	(22,934)	**(42,941)**	(46,543)
Share of results of associated company	**(37,353)**	37,660	**(39,733)**	43,543
Gain on dilution of investment in associated company	-	31,132	-	31,132
Profit from ordinary activities before taxation	**129,647**	285,662	**317,841**	498,405
Taxation	**(57,773)**	(74,308)	**(123,373)**	(146,605)
Profit from ordinary activities after taxation	**71,874**	211,354	**194,468**	351,800

Exemption No. 82-3229

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2003

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding Period
	30.6.2003	30.6.2002	30.6.2003	30.6.2002
	RM'000	RM'000	RM'000	RM'000
Minority shareholders' interest	97	140	194	193
Net profit for the period	71,971	211,494	194,662	351,993
Basic earnings per share (sen)	6.59	19.37	17.83	32.24
Diluted earnings per share (sen)	6.59	N/A	17.83	N/A

N/A: Not Applicable

(The Condensed Consolidated Income Statements should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2002.)

Exemption No. 82-3229

RESORTS WORLD BHD
CONDENSED CONSOLIDATED BALANCE SHEET

	Unaudited As at end of current period 30.6.2003 RM'000	Audited As at preceding financial year end 31.12.2002 RM'000
NON - CURRENT ASSETS		
Property, plant and equipment	3,235,007	3,226,098
Real property assets	201,197	201,197
Associated company	1,907,414	1,910,393
Other long term assets	17,382	17,055
CURRENT ASSETS		
Inventories	41,640	41,892
Trade and other receivables	98,272	90,069
Amount due from other related companies	4,073	5,614
Amount due from associated company	336	480
Short term investments	171,694	419,809
Bank balances and deposits	303,880	366,818
	619,895	924,682
LESS CURRENT LIABILITIES		
Trade and other payables	291,833	303,999
Amount due to holding company	6,469	12,842
Amount due to other related companies	30,204	32,694
Short term borrowings	-	473,699
Taxation	242,057	240,832
Dividend payable	70,751	-
	641,314	1,064,066
NET CURRENT LIABILITIES	(21,419)	(139,384)
	5,339,581	5,215,359
SHARE CAPITAL	545,922	545,922
RESERVES	3,349,345	3,223,448
SHAREHOLDERS' EQUITY	3,895,267	3,769,370
MINORITY INTERESTS	9,483	9,677
LONG TERM LIABILITIES		
Long term borrowings	809,400	809,400
Loan from holding company	371,870	371,870
Other long term liabilities	143,066	144,915
Deferred taxation	110,495	110,127
TOTAL LONG TERM LIABILITIES	1,434,831	1,436,312
	5,339,581	5,215,359
NET TANGIBLE ASSETS PER SHARE (RM)	3.57	3.45

(The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2002.)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2003

	←Non-Distributable		→	Distributable	
	Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Unappropriated Profit RM'000	Total RM'000
Balance at 1 January 2003					
As previously reported	545,922	33,333	3,030	3,241,828	3,824,113
Prior period adjustment – Effect of deferred tax on adoption of MASB 25	-	-	-	(54,743)	(54,743)
As restated	545,922	33,333	3,030	3,187,085	3,769,370
Net profit for the financial period	-	-	-	194,662	194,662
Appropriation:					
Final dividends declared for the year ended 31 December 2002 (9.0 sen less 28% income tax)	-	-	-	(70,751)	(70,751)
Other movement during the period	-	-	1,986	-	1,986
Balance at 30 June 2003	**545,922**	**33,333**	**5,016**	**3,310,996**	**3,895,267**

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2002.)

Exemption No. 82-3229

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2003

	Unaudited Current Year-To-Date 30.06.2003 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES	
Profit after minority interests but before taxation	318,035
Adjustments for:	
Depreciation of property, plant and equipment	98,123
Interest expense	42,846
Interest income	(11,016)
Share of results of associated company	39,733
Goodwill written off	2,169
Gain on disposal of short term investment	(5,386)
Net write back of retirement gratuities	(4,040)
Allowance for doubtful debts	3,914
Other non-cash items and adjustments	2,706
	169,049
Operating profit before working capital changes	487,084
Net change in current assets	(10,354)
Net change in current liabilities	4,918
	(5,436)
Cash generated from operations	481,648
Net tax paid	(118,617)
Other net operating receipts	2,039
	(116,578)
Net Cash From Operating Activities	365,070
CASH FLOWS FROM INVESTING ACTIVITIES	
Property, plant and equipment	(128,465)
Investment in associated company	(37,856)
Other investments	38,099
Net Cash Used In Investing Activities	(128,222)
CASH FLOWS FROM FINANCING ACTIVITIES	
Interest paid	(46,372)
Repayment of term loan	(473,699)
Net Cash Used In Financing Activities	(520,071)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(283,223)
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	750,900
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	467,677
ANALYSIS OF CASH AND CASH EQUIVALENTS	
Bank balances and deposits	303,880
Money market instruments (included in short term investments)	163,797
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	467,677

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2002.)

Exemption No. 82-3229

RESORTS WORLD BHD
NOTES TO THE INTERIM FINANCIAL REPORT - SECOND QUARTER ENDED 30 JUNE 2003

Part I : Compliance with Malaysia Accounting Standard Board 26 ("MASB 26") "Interim Financial Reporting"

a) Accounting Policies and Methods of Computation

The interim financial report is unaudited and has been prepared in accordance with MASB 26 "Interim Financial reporting" and Paragraph 9.22 of the Kuala Lumpur Stock Exchange ("KLSE") Listing Requirements. Comparative information on Condensed Consolidated Statements of Changes in Equity and Condensed Consolidated Cash Flow Statement which are required under MASB 26 are however not presented as the Group has applied the exemption provided by the KLSE.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the year ended 31 December 2002. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the year ended 31 December 2002 as well as new approved accounting standards which are effective and applicable for the current financial year.

Consequently, in compliance with MASB 25-Income Taxes, deferred tax liabilities and/or assets are recognised for all temporary differences and this has been applied retrospectively by the Group. However, deferred tax assets are recognised only when it is probable that taxable profits will be available against which the deferred tax assets can be utilised. Deferred tax liability in respect of asset revaluations is also recognised.

The effects of the implementation of MASB 25, which has been applied retrospectively, are summarised below:

i) Impact on Balance Sheet:

Balances as at 31 December 2002:	As previously reported RM'000	Prior period adjustment RM'000	As restated RM'000
Reserves:			
- Unappropriated profit	3,241,828	(54,743)	3,187,085
Long term liabilities:			
- Deferred taxation	55,384	54,743	110,127

The above restatement of the Group's reserves at the beginning of the year has the effect of reducing the Net Tangible Assets per share from RM3.50 as previously reported to RM3.45.

ii) Impact on Income Statement:

Individual quarter and cumulative period to 30 June 2002:	As previously reported	Prior period adjustment	As restated
Taxation (RM'000)			
- Preceding year quarter	74,488	(180)	74,308
- Preceding year-to-date	146,964	(359)	146,605
Basic Earnings per share (sen)			
- Preceding year quarter	19.35	0.02	19.37
- Preceding year-to-date	32.21	0.03	32.24

b) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2002 was not qualified.

c) ***Seasonal or Cyclical Factors***

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

d) ***Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow***

There has not arisen in the current financial year-to-date of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

e) ***Material Changes in Estimates***

There were no major changes in estimates of amounts reported in prior interim periods of the current financial period or that of prior financial years.

f) ***Changes in Debt and Equity Securities***

There were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current financial year-to-date.

g) ***Dividend Paid***

No dividend has been paid for the current financial period ended 30 June 2003.

h) ***Segment Information***

Segment analysis for the financial period ended 30 June 2003 as set out below:

	Leisure & Hospitality RM' 000	Properties RM' 000	Others RM' 000	Eliminations RM' 000	Total RM' 000
Revenue					
External	1,262,030	3,067	39,869	-	1,304,966
Inter segment	424	3,240	17,350	(21,014)	-
	1,262,454	6,307	57,219	(21,014)	1,304,966
Results					
Segment profit	386,518	1,408	1,573		389,499
Interest income					11,016
Finance cost					(42,941)
Share of results of associated company	(39,733)				(39,733)
Profit from ordinary activities before taxation					317,841
Taxation					(123,373)
Profit from ordinary activities after taxation					194,468
Minority shareholders' interest					194
Net profit for the period					194,662

i) *Valuation of Property, Plant and Equipment*

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2002.

j) *Material Events Subsequent to the End of Financial Period*

There were no material events subsequent to the end of the current financial period that have not been reflected in the financial statements for the financial year-to-date.

k) *Changes in the Composition of the Group*

There have been no material changes in the composition of the Group for the current financial year-to-date.

l) *Changes in Contingent Liabilities or Contingent Assets*

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2002.

m) *Capital Commitments*

Capital commitments not provided for in the financial statements as at 30 June 2003 are as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements :	
- contracted	249,511
- not contracted	293,517
	543,028

Exemption No. 82-3229

ADDITIONAL INFORMATION REQUIRED BY THE LISTING REQUIREMENTS OF THE KUALA LUMPUR STOCK EXCHANGE - SECOND QUARTER ENDED 30 JUNE 2003

Part II : Compliance with Appendix 9B of the Listing Requirements

1) Review of Performance

	INDIVIDUAL QUARTER			PRECEDING QUARTER		FINANCIAL YEAR TO DATE		
	2Q2003 RM'Mil	2Q2002 RM'Mil	% +/-	1Q2003 RM'Mil	% +/-	2003 RM'Mil	2002 RM'Mil	% +/-
Revenue								
Leisure & Hospitality	**574.9**	679.7	*-15*	687.1	*-16*	**1,262.0**	1,333.9	*-5*
Properties	**1.4**	1.7	*-18*	1.7	*-18*	**3.1**	3.3	*-6*
Proceeds from sale of quoted shares	**30.7**	-	*+>100*	-	*+>100*	**30.7**	77.7	*-60*
Others	**7.2**	2.2	*+>100*	2.0	*+>100*	**9.2**	4.0	*+>100*
	614.2	683.6	*-10*	690.8	*-11*	**1,305.0**	1,418.9	*-8*
Profit Before Tax								
Leisure & Hospitality	**177.1**	233.8	*-24*	209.4	*-15*	**386.5**	466.1	*-17*
Properties	**0.6**	0.8	*-25*	0.8	*-25*	**1.4**	1.9	*-26*
Others	**4.0**	0.9	*+>100*	(2.4)	*+>100*	**1.6**	(4.0)	*+>100*
	181.7	235.5	*-23*	207.8	*-13*	**389.5**	464.0	*-16*
Interest income	**5.1**	4.4	*+16*	5.9	*-14*	**11.0**	6.3	*+75*
Finance cost	**(19.8)**	(22.9)	*+14*	(23.1)	*+14*	**(42.9)**	(46.5)	*+8*
Share of results of associated company	**(37.3)**	37.6	*->100*	(2.4)	*->100*	**(39.7)**	43.5	*->100*
Gain on dilution of investment in associated company	-	31.1	*-100*	-	-	-	31.1	*-100*
Profit before tax	**129.7**	285.7	*-55*	188.2	*-31*	**317.9**	498.4	*-36*

The Group registered revenue and profit before taxation of RM614.2 million and RM129.7 million respectively for the current quarter. This is a decrease of 10% and 55% respectively compared to the corresponding quarter in 2002. The lower profit before taxation is mainly attributable to the lower profit from the leisure and hospitality segment and share of losses from Star Cruises Limited ("SCL"), an associated company. The lower profit in the current quarter from leisure and hospitality segment was mainly due to the adverse effects of the Severe Acute Respiratory Syndrome ('SARS") outbreak in the region. The Group's share of losses from SCL was RM37.3 million in the current quarter as compared to share of profit of RM37.6 million in the corresponding quarter in 2002. There was a gain on dilution of investment in SCL of RM31.1 million which arose in the corresponding quarter in 2002.

The Group registered revenue and profit before taxation of RM1,305.0 million and RM317.9 million respectively for the six months to 30 June 2003. There is a decrease of 8% and 36% respectively compared to the corresponding six months to 30 June 2002. The lower profit before taxation is mainly attributable to the lower profit from the leisure and hospitality segment and share of losses from SCL. The lower profit in the six months to 30 June 2003 from the leisure and hospitality segment was mainly due to the adverse effects of SARS outbreak in the region and the higher donations of RM22.5 million made in the three months to 31 March 2003. The Group's share of losses from SCL was RM39.7 million in the six months to 30 June 2003 as compared to share of profit of RM43.5 million in the corresponding period last year. There was a gain on dilution of investment in SCL of RM31.1 million which arose in the six months to 30 June 2002.

2) ***Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter***

The second quarter ended 30 June 2003 reported profit before taxation for the Group of RM129.7 million compared to RM188.2 million in the preceding quarter. The lower profit before taxation in the current quarter is mainly attributable to the share of higher losses incurred by SCL and the weaker performance of leisure and hospitality segment. The Group's share of losses from SCL in the current quarter was RM37.3 million compared to share of losses of RM2.4 million in the preceding quarter. The weaker performance of the leisure and hospitality segment in the current quarter was mainly due to the adverse effects of SARS outbreak in the region.

3) ***Prospects***

Since the outbreak of SARS in the region has been brought under control and barring any unforeseen circumstances, the operating business conditions for the Group are expected to recover and the performance of the Group is expected to be satisfactory for the remaining period of the year.

4) ***Variance of Actual Profit from Forecast Profit***

The Group did not issue any profit forecast or profit guarantee for the year.

5) ***Taxation***

Taxation charges for the current quarter and current financial year-to-date are as follows:

	Current quarter RM'000	Current financial year-to-date RM'000
Current Taxation		
Malaysian taxation	56,150	122,349
Foreign taxation	7	15
Deferred Taxation	1,665	846
	57,822	123,210
Share of tax in associated company	581	920
	58,403	124,130
(Over)/under provision in respect of prior years		
Income taxation	(278)	(278)
Deferred taxation	(352)	(479)
	57,773	123,373

The effective tax rate of the Group for the current quarter is higher than the statutory tax rate mainly due to the non-deductibility of certain expenses for tax purpose and the tax losses of certain subsidiary companies.

The effective tax rate of the Group for the current financial year-to-date is higher than the statutory tax rate mainly due to the non-deductibility of certain expenses for tax purpose.

6) ***Profit on Sale of Unquoted Investments and/or Properties***

The results for the current quarter and current financial year-to-date do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) ***Quoted Securities other than Securities in Existing Subsidiary and Associated Companies***

(a) The dealings in quoted securities for the current quarter and financial year-to-date are as follows:

	Current quarter RM'000	Current financial year-to-date RM'000
Total purchases at cost	-	-
Total disposal proceeds	30,657	30,657
Total gain on disposals	5,386	5,386

(b) The details of the investments in quoted shares excluding associated company, as at 30 June 2003 are as set out below:

	RM'000
Total investments at cost	7,917
Total investments at book value	7,897
Total investments at market value	13,697

8) ***Status of Corporate Proposals Announced***

On 26 June 2003, the Company announced that the shareholders of the Company have approved the Proposed Renewal of the Authority for Purchase of Own Shares at the Extraordinary General Meeting of the Company held on 26 June 2003.

9) ***Group Borrowings and Debt Securities***

The details of the Group's borrowings are as set out below:

	As at 30 June 2003		
		Foreign currency '000	**RM Equivalent '000**
Long-term borrowings	Unsecured	USD 213,000	809,400
Long-term borrowing denominated in Ringgit Malaysia	Unsecured	-	371,870
			1,181,270

Borrowings denominated in Ringgit Malaysia represent loan from holding company, Genting Berhad.

10) ***Off Balance Sheet Financial Instruments***

As at 20 August 2003, the Group has the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Dates	Expiry Dates
US Dollars	4,806	05/03/2003 to 03/07/2003	27/08/2003 to 26/04/2004

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) Singapore Dollar ("SGD") / US Dollar ("USD") Cross-Currency Swap ("CCS")

Euro Medium Term Notes ("Notes") of SGD100 million which were issued on 26 May 2000 matured on 26 May 2003.

The CCS agreements to convert the SGD Notes into a fixed rate USD liability and which were entered into on 26 May 2000 and 3 August 2000, terminated on 26 May 2003.

(c) USD Interest Rate Swap ("IRS")

(i) Notes for USD26 million which were issued on 16 June 2000 matured on 16 June 2003.

The IRS agreement to fix the interest rate payable on that tranche of the loan and which was entered into on 8 August 2000 terminated on 16 June 2003.

(ii) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Initial Contract Amounts USD '000	Outstanding Amounts USD '000
13 August 2001	25 October 2001	25/04/2005 to 25/04/2006	30,000	24,000
16 August 2001	25 October 2001	25/04/2005 to 25/04/2006	30,000	24,000
22 August 2001	25 October 2001	25/04/2005 to 25/04/2006	20,000	16,000
30 August 2001	25 October 2001	25/04/2005 to 25/04/2006	20,000	16,000
08 May 2002	25 July 2002	25/04/2005	10,000	10,000
08 May 2002	25 July 2002	25/04/2006	10,000	10,000
24 July 2003	25 October 2003	25/04/2005	30,000	30,000
24 July 2003	25 October 2003	25/04/2006	30,000	30,000

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

(iii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Contract Amounts USD '000
11 June 2003	27 May 2003	29/11/2004 to 27/11/2007	25,468

The Group intends to enter into further interest rate swaps to manage the group's exposure to interest rate fluctuations for the remaining portion of the loans amounting to USD27.5 million.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials paid or received under the swap agreements are recognised over the terms of the agreements in interest expense. The underlying foreign currency liabilities, which have been effectively hedged by currency swap agreements, and designated as a hedge, were translated in the respective hedged currencies, at their contracted rates.

11) *Changes in Material Litigation*

There are no pending material litigations as at 20 August 2003.

12) *Dividend Proposed or Declared*

(a) (i) An interim dividend for the half year ended 30 June 2003 has been declared by the Directors.

(ii) The interim dividend for the period ended 30 June 2003 shall amount to 8.5 sen per ordinary share of 50 sen each, less 28 % tax.

(iii) The interim dividend declared for the previous year corresponding period ended 30 June 2002 amounted to 8.5 sen per ordinary share of 50 sen each, less 28 % tax.

(iv) The interim dividend shall be payable on 27 October 2003.

(v) Entitlement to the interim dividend:

A Depositor shall qualify for entitlement to the interim dividend only in respect of:

(I) Shares transferred into the Depositor's Securities Account before 4.00 p.m. on 6 October 2003 in respect of ordinary transfers; and

(II) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the rules of the Kuala Lumpur Stock Exchange.

(b) Total dividend payable for the current financial year-to-date is 8.5 sen per ordinary share of 50 sen each, less 28% tax.

13) *Earnings per share ("EPS")*

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial year-to-date are as follows:

	Current quarter RM'000	Current financial year-to-date RM'000
Net profit for the period (used as numerator for the computation of Basic and Diluted EPS)	71,971	194,662

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial year-to-date are:

	Current quarter Number of shares	Current financial year-to-date Number of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	1,091,843,334	1,091,843,334
Adjustment for share options granted under Tranche 2 of the New ESOS to executives	1,359	15,905
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	1,091,844,693	1,091,859,239

As at 30 June 2003, the Company has 100,000 and 14,116,000 unissued ordinary shares outstanding under the previous executive share option scheme ("previous ESOS") and the new executive share option scheme ("new ESOS") respectively. The previous ESOS was implemented on 26 September 1989 which expired on 25 September 1994, with options expiring on 22 September 2004 ("outstanding options"). The new ESOS became effective on 12 August 2002 for a duration of ten years expiring on 11 August 2012. The eligible executives of the Group who hold the outstanding options of the previous ESOS are allowed to participate in the new ESOS provided they surrender their outstanding options before the participation.

TAN SRI LIM GOH TONG
Chairman
RESORTS WORLD BHD

27 August 2003

Exemption No. 82-3229



Form Version 2.0

Entitlements (Notice of Book Closure)

Ownership transfer to **RESORTS WORLD** on **27-08-2003 04:28:57 PM**
Submitted by **RESORTS WORLD** on **27-08-2003 06:44:12 PM**
Reference No **RW-030827-E97C3**

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Entitlement date :**06-10-2003**
* Entitlement time :**04:00:00 PM**
* Entitlement subject :**Interim Dividend**
* Entitlement description

Interim Dividend

Period of interest payment : to
Financial Year End :**31-12-2003**
Share transfer book & register of members will be closed from : to
(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

GENTING MANAGEMENT AND CONSULTANCY SERVICES SDN BHD
23rd Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur
Tel : 03-21612288

Payment date :**27-10-2003**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**06-10-2003**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement Indicator :○ **Ratio** ● **RM** ○ **Percentage**

* Entitlement in RM (RM) :**0.085**

Remarks

RM0.085 less 28% tax per ordinary share of RM0.50 each.